9/3/14

[redacted]

14041474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
AUG 29 2014
WASHINGTON DC
SECTION

SEC FILE NUMBER
8-48630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2013 (MM/DD/YY) AND ENDING 6/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandy Pappalardo (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4/14

OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

COO / CEO

Title

State of California
County of San Diego

On August 27, 2014, before me appeared Sandy Pappalardo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity on behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PURJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

D. CABRERA
Commission # 1990378
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2016

D Cabrera

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Report
And
Report of Independent Registered Public Accounting Firm

June 30, 2014

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Report
And
Report of Independent Registered
Public Accounting Firm

June 30, 2014

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statement of financial condition of Puplava Securities, Inc. (the "Company" -- a wholly-owned subsidiary of Puplava Financial Services, Inc.) as of June 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 22, 2014

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Financial Condition

June 30, 2014

ASSETS

Cash and cash equivalents	$ 39,071
Securities owned	511,743
Commissions receivable	8,182
Deposits with clearing organization	100,377
Income tax receivable	61,920
Deferred income taxes	31,056
	$752,349

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 79,048
Securities sold not yet purchased	8,043
Total liabilities	87,091
Stockholder's equity	
Common stock, 100,000 shares authorized	30,000
Paid-in capital	42,793
Retained earnings	592,465
Total stockholder's equity	665,258
	$752,349

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Income

Year Ended June 30, 2014

Revenues	
Commissions	$1,550,606
Fees and other revenues	387,662
Investment gain	85,601
Interest	5,634
Total revenues	2,029,503
Expenses	
Commissions	569,479
Clearing and other charges	582,535
Compensation and benefits	485,190
Expense sharing	149,920
Information services	49,218
Outside services	36,584
Taxes, licenses, and registrations	37,242
Insurance	33,339
Telephone and postage	2,230
Interest	283
Other	4,380
Total expenses	1,950,400
Income before income taxes	79,103
Income tax expense	(31,641)
Net income	$ 47,462

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2014

	Common Stock		*Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Balance, July 1, 2013	100	$30,000	$42,793	$ 545,003
Net income	-	-	-	47,462
Balance, June 30, 2014	100	$30,000	$42,793	$ 592,465

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Cash Flows

Year Ended June 30, 2014

Cash flows from operating activities	
Net income	$ 47,462
Adjustments to reconcile net income to net cash from operating activities	
Investment gain	(85,601)
Changes in operating assets and liabilities	
Commissions receivable	19,936
Deposits with clearing organization	7,189
Accounts payable and accrued liabilities	(31,359)
Deferred income taxes	30,841
Current income taxes	(81,946)
Net cash from operating activities	(93,478)
Cash flows from investing activities	
Securities owned	38,290
Securities sold not yet purchased	8,074
Net cash from investing activities	46,364
Cash flows from financing activities	-
Net decrease in cash and cash equivalents	(47,114)
Cash and cash equivalents	
Beginning of year	86,185
End of year	$ 39,071
Supplemental disclosure of cash flow information	
Interest paid	$ 283
Taxes paid	$ 82,746

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2014.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2014 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2014.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.
- Precious metals: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2014:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 92,376	$ -	$ -	$ 92,376
Equity securities	233,198	-	-	233,198
Precious metals	186,169	-	-	186,169
	$511,743	$ -	$ -	$511,743
Securities sold not yet purchased				
Equity securities	$ 8,043	$ -	$ -	$ 8,043

3. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

Computed "expected" federal income tax expense	$ 26,895
State income tax benefit, net of federal benefit	4,746
Income tax expense	$ 31,641

At June 30, 2014, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$ 31,563
Unrealized investment loss	33,282
Valuation allowance	(33,789)
Deferred tax asset (liability), net	$ 31,056

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, PFS charged the Company expenses of $311,508 in fiscal 2014.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2014 was 0.1632 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2014, the Company had net capital of $484,380 which was $384,380 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 22, 2014 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2014

Total stockholder's equity	$665,258
Less non-allowable assets	
Income tax receivable	61,920
Deferred income taxes	31,056
Net capital before charges on security positions	572,282
Less charges on security positions	
Securities owned	72,856
Undue concentration	15,046
Net capital	$484,380
Total aggregate indebtedness, excluding securities sold not purchased	$ 79,048
Ratio of aggregate indebtedness to net capital	0.1632
Minimum net capital required	$100,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2014.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2014; and a reconciliation to that calculation is not included herein.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of Puplava Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Puplava Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2014, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 22, 2014

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2014

Total revenue	$ 2,029,503
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(310,868)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(562,971)
Net gain from securities in investment accounts	(85,601)
Legal fees incurred in connection with other revenue related to the securities business	(12,135)
Other revenue not related either directly or indirectly to the securities business	(320,061)
SIPC net operating revenues	$ 737,867
General assessment @ .0025	$1,845
Less payments	
January 30, 2014	1,098
July 25, 2014	747
Balance due	$ -

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Puplava Securities, Inc.:

We have reviewed management's statements included in the accompanying letter dated August 27, 2014, in which (1) Puplava Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 27, 2014

PFS GROUP
STRATEGIC WEALTH BUILDERS

Mailing Address
Post Office Box 503147
San Diego, CA 92150-3147

Office Address
10809 Thornmint Road
Second Floor
San Diego, CA 92127-2403

Contact
(888) 486-3939 Toll Free
(858) 487-3939 Tel
(858) 487-3969 Fax

Websites
www.puplava.com
www.financialsense.com

Exemption Report Under Rule 15c3-3
August 27, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Puplava Securities, Inc.
CRD Number 39301
SEC Number 8-48630

To Whom It May Concern:

Puplava Securities, Inc. ("PSI") does not have custody of customer assets and is exempt from Rule 15c3-3.

PSI met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year without exception.

Sincerely,

Sandy Pappalardo
Chief Operation Officer
Chief Compliance Officer